January 10, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Philip L. Rothenberg

Re:	Radcom Ltd. (the “Company”) Amendment No. 1 to Registration Statement on Form F-3 (the “Form F-3”) Filed December 14, 2010 File No. 333-170512

Dear Mr. Rothenberg:

We are providing the following response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated as of January 3, 2011, regarding the Form F-3.  We have incorporated the Staff’s comment into this response letter below, and the Company’s response thereto is set forth after the comment.

General

1.
Please provide us with a detailed analysis of whether the $5.5 million private placement transaction conducted pursuant to Section 4(2) of the Securities Act of 1933, as amended, was completed by the date you registered such shares for resale on the Form F-3.  We note, in particular, that completion of the sale to Mr. Zisapel was conditioned upon shareholder approval of his participation in the private placement, which was not obtained until after the date you filed your registration statement.  Please refer to Securities Act Sections Compliance and Disclosure Interpretation 139.11.

Response:
At the time of the initial filing of the registration statement on November 11, 2010, the private placement transaction with respect to all investors was completed.  While the closing of the sale of shares to Mr. Zohar Zisapel was subject to a shareholder approval condition, the placement of shares to Mr. Zisapel would be deemed to have been completed at the time of the filing of the registration statement under the standard described in the referenced Compliance and Disclosure Interpretation 139.11 (the “CDI”).  As described in the Share and Warrant Purchase Agreement, dated as of October 11, 2010 (the “Agreement”), which is attached to the Form F-3 as Exhibit 2.1, the closing date of the private placement for the sale of shares, other than the shares purchased by Mr. Zisapel, was to occur within two business days from the date all conditions set forth in the Agreement were met.  The closing with respect to these shares occurred on October 13, 2010.

Securities and Exchange Commission
January 10, 2011

The closing of the sale of shares to Mr. Zisapel was conditioned upon the receipt of shareholder approval, which was not obtained at the time of the filing of the registration statement.  Nonetheless, as described in the CDI, a company is permitted to register the resale of securities prior to their issuance in a “PIPE” transaction if certain conditions are satisfied.  Namely, the investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio and there must be no conditions to closing that are within the investor’s control.  Consistent with the CDI, after entering into the Agreement on October 11, 2010, Mr. Zisapel was bound to purchase a set number of securities for a set purchase price that was not based on market price or a fluctuating ratio.  In addition, there were no conditions to closing within Mr. Zisapel’s control, as described more fully in the next paragraph.  The CDI also states that the closing must occur within a short time following the effectiveness of the registration statement.  The sale to Mr. Zisapel closed on November 24, 2010, following receipt of the requisite shareholder approval, and prior to the effectiveness of the Form F-3.

Under Israeli law, satisfaction of the shareholder approval condition required that the transaction be approved by a simple majority, defined as a majority of the shares voting at the meeting (excluding abstentions), and either (x) the shares voting in favor of the matter include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (y) the total number of shares voted against the matter does not exceed 1% of the Company’s outstanding shares.  Mr. Zisapel was deemed to have a personal interest in this matter for purposes of Israeli law.  Based on the foregoing, satisfaction of the shareholder approval requirement was not within Mr. Zisapel’s control.  Mr. Zisapel could not cause the transaction to be approved or voted down under the standard described above.  The vote of other shareholders was required to approve the transaction, and other shareholders could cause the shareholder vote to fail.  In fact, the intent of the Israeli law regarding approval of related party transactions is to ensure that the related party cannot control the outcome of the vote regarding these transactions.  Accordingly, at the time of the filing of the initial registration statement on November 11, 2010, the private placement to the investors, including to Mr. Zisapel, was deemed completed under the standard described in the CDI.

Please do not hesitate to contact me at +972-77-7745060 with any questions or further comments you may have regarding this letter or if you wish to discuss the above response.

Sincerely,

/s/ Jonathan Burgin
Jonathan Burgin
Chief Financial Officer